FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.1               FRN Variable Rate Fix released on 14 April 2003
No.2               Pricing Supplement released on 14 April 2003
No.3               FRN Variable Rate Fix released on 14 April 2003
No.4               Pricing Supplement released on 16 April 2003
No.5               FRN Variable Rate Fix released on 16 April 2003
No.6               FRN Variable Rate Fix released on 17 April 2003
No.7               Employee Share Option Scheme released on 17 April 2003



No.1               FRN Variable Rate Fix released on 14 April 2003


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--April 14, 2003--

RE: NORTHERN ROCK PLC
    USD 5,350,000 SERIES 193 EMTN
    DUE 18 JANUARY 2005
    ISIN: XS0121906621

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15APR03 TO 15JUL03 HAS BEEN FIXED AT 1.36875 PCT PER ANNUM.

INTEREST PAYABLE VALUE 15JUL03 WILL AMOUNT TO:
USD 3.46 PER USD 1,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881.

No.2               Pricing Supplement released on 14 April 2003

Pricing Supplement

Issuer:                              Northern Rock Plc
Series Number:                       238
Description:                         Issue of GBP 20,000,000 Floating Rate Notes
Currency / Principal Amount:         Pound Sterling ("GBP")
Issue Price:                         99.92781 per cent.
Specified Denomination               GBP 100,000
Issue Date:                          9 April 2003
Maturity Date:                       10 October 2005
ISIN:                                XS0166636463

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

No.3               FRN Variable Rate Fix released on 14 April 2003

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--April 14, 2003--

RE: NORTHERN ROCK PLC
    USD 50,000,000 SERIES 240 EMTN
    DUE: OCTOBER 2004
    ISIN: XS0166858018

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15APR03 TO 15JUL03 HAS BEEN FIXED AT 1.34875 PCT PER ANNUM.

INTEREST PAYABLE VALUE 15JUL03 WILL AMOUNT TO:
USD340.93 PER USD 100,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

No.4               Pricing Supplement released on 16 April 2003


Pricing Supplement

Issuer:                              Northern Rock PLC
Series Number:                       240
Description:                         Issue of U.S.$50,000,000 Floating Rate
                                     Notes due 2004
Currency/ Principal Amount:          US Dollars (US$)
Issue Price:                         100 per cent
Specified Denomination               US$100,000
Issue Date:                          15 April 2003
Maturity Date:                       15th October 2004
ISIN:                                XS0166858018

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

No.5               FRN Variable Rate Fix released on 16 April 2003



( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--April 16, 2003--

RE: NORTHERN ROCK PLC
    JPY 25,000,000,000 SERIES 234 EMTN
    DUE JANUARY 2006
    ISIN: XS0162946916

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
22APR03 TO 22JUL03 HAS BEEN FIXED AT 0.11 PCT PER ANNUM.

INTEREST PAYABLE VALUE 22JUL03 WILL AMOUNT TO:
JPY 278 PER JPY 1,000,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

No.6               FRN Variable Rate Fix released on 17 April 2003


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--April 17, 2003--

RE: NORTHERN ROCK PLC
    GBP 4,100,000 SERIES 230 EMTN
    DUE OCTOBER 2007
    ISIN: XS0156549296

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16APR03 TO 16JUL03 HAS BEEN FIXED AT 3.79563 PCT PER ANNUM.

INTEREST PAYABLE VALUE 16JUL03 WILL AMOUNT TO:
GBP 9.46 PER GBP 1,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

No.7               Employee Share Option Scheme released on 17 April 2003

NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 17 April 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 21,250, Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP7.085 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,317,275 Shares representing 1.26% of the Company's issued share capital.




                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  22 April 2003            By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary